SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2001

OR

_____	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period	_____	to	______	from

Commission File Number 0-2648

HON INDUSTRIES Inc. Profit-Sharing Retirement Plan

HON INDUSTRIES Inc. 414 East Third Street Muscatine, Iowa 52761-0071

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HON INDUSTRIES Inc. Profit-Sharing Retirement Plan
Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report

Employer Identification Number 42-0617510 Plan Number 001

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HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN

TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001	10
(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required).

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INDEPENDENT AUDITORS' REPORT
To the Pension and Retirement Fund Committee and Participants of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. The financial statements of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan as of December 31, 2000, were audited by other auditors whose report dated June 22, 2001, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
June 14, 2002

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HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000
	2001	2000
ASSETS:
INVESTMENTS: Investments, participant-directed (Note 3) HON INDUSTRIES Inc. common stock (Note 4) Total Investments	$ 359,956,024 88,263,606 448,219,630	$ 414,738,193 80,591,372 495,329,565

RECEIVABLES: Employer Participant Other Total receivables	19,921,080 731,729 36,261 20,689,070	23,317,805 1,069,868 24,387,673

TOTAL ASSETS	468,908,700	519,717,238

LIABILITIES: Due to affiliate plan (Note 1) Excess contributions refundable Total liabilities	7,970,675 40,152 8,010,827

NET ASSETS AVAILABLE FOR BENEFITS	$ 460,897,873 ==========	$ 519,717,238 ==========

See notes to financial statements.

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HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS: INTEREST AND DIVIDEND INCOME	$ 18,778,794
CONTRIBUTIONS: Participant Employer Rollovers Total contributions Total additions	13,595,723 19,924,912 712,815 34,233,450 53,012,244
DEDUCTIONS: Benefits paid to participants Net depreciation in fair value of investments Administrative expenses Transfer to affiliate plan (Note 1) Total deductions	(43,602,211) (24,770,762) (153,932) (43,304,704) (111,831,609)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(58,819,365)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	519,717,238
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 460,897,873 ===========
See notes to financial statements.

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HON INDUSTRIES INC. PROFIT-SHARING RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001 AND 2000
1.	PLAN DESCRIPTION

The following description of the HON INDUSTRIES Inc. Profit-Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who have one year of service and are age 18 or older, of HON INDUSTRIES Inc. and its wholly owned subsidiaries/divisions: BPI Inc., The Gunlocke Company, Allsteel Inc., Panel Concepts, Inc., Hearth Technologies Inc., The HON Company, HON International Inc. and Holga Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.  Effective January 2001, the Plan was amended to allow eligible employees to participate upon hire.

Effective January 1, 2002, participants that are employees of Heat-n-Glo, Heatilator, and Aladdin ceased participation in this plan and began participating in a newly created qualified plan. Affected participant account balances of $43,403,704 were transferred to the new plan, $35,334,029 on December 31, 2001 and $7,970,675 in January 2002, which is reflected as a liability on the statement of net assets available for benefits.

Contributions - The Plan generally provides for each employer to contribute an amount equal to 2.5% (2% for employees of The Gunlocke Company) of a participant's compensation earned while an active participant during the first three quarters of the Plan year and the last quarter of the prior Plan year ("retirement contribution"). Employers may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $11,171,119 during 2001. In addition, employers contribute a number of shares of Company stock, with a fair market value determined on the last day of the Plan year, equal to 2% of a participant's compensation earned, as described above. Participants may make voluntary pretax and after-tax contributions up to 12% of their compensation, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and the participant's respective share of employer contributions, Plan earnings (losses) and forfeitures of terminated participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Except for a participant's interest in the portion of their account attributable to profit-sharing contributions, participants are generally immediately vested. The profit-sharing contributions portion of a participant's account is nonvested until five years of vesting service has been completed, at which time the account is 100% vested. Forfeited balances of terminated participants are allocated to remaining participants. Effective January 1, 2001, participants are fully vested in their entire account balance.

Investment Options - Participants may direct the investment of their account balances in any all of eight investment options, which includes HON INDUSTRIES Inc. common stock, the Fidelity Interest Income Fund and six mutual funds. The Fidelity Interest Income Fund is a stable value fund which invests in investment contracts offered by major insurance companies and other approved financial institutions and certain types of fixed income securities.

A participant's investment in Company stock is limited to a maximum of 25% of the following: participant contributions, retirement contributions and profit sharing contributions.

Loans to Participants - A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months (fifteen years in the case of a loan used to acquire a principal residence). The interest rate is based on prevailing market conditions. The loans are secured by the balance in the participant's account. Participants cannot borrow from their Company contribution account balance.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or in installment payments over a period of not less than fifteen years. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation - The Plan's investments are carried at fair value, except for investment contracts (see Note 5). Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net assets value of those shares as computed by the respective funds.

The Fidelity Interest Income Fund is a stable value fund. The fund may invest in fixed interest insurance investment contracts, money market fund, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the fund as determined by Fidelity Management Trust Company ("Fidelity") at December 31, 2001 is $138,753,558.

Net Depreciation in Fair Value of Investments - Net realized and unrealized depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses - Certain administrative expenses are borne by the Plan, while others are borne by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the plan but have not yet been paid were $947,273 at December 31, 2001.

3.	INVESTMENTS
The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

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	2001	2000

Fidelity Interest Income Fund - 2001:
   CDC Financial Products Actively Managed Account (ACT),
     6.424%, 30,032,982 shares
   Monumental Life Insurance ACT, 6.419%, 30,036,649 shares
   Rabobank Nederland ACT, 6.417%, 30,037,599 shares
   UBS Ag AT, 6.419%, 30,036,675 shares

	$ 30,032,982 30,036,649 30,037,599 30,036,675
Fidelity Interest Income Fund - 2000, 143,925,283 shares		$ 143,925,283
HON INDUSTRIES Inc. common stock**, 3,192,174 and 3,653,281 shares, respectively	88,263,606	80,591,372
Fidelity Puritan Fund*, 4,356,913 and 4,815,186 shares, respectively	76,986,648	90,669,947
Fidelity Blue Chip Growth Fund*, 1,698,337 and 1,919,985 shares, respectively	72,926,612	98,936,845
Janus Worldwide Fund, 507,460 shares		28,854,168
Fidelity Investment Grade Bond Fund*, 3,206,340 shares	23,534,534

* Represents a party-in-interest to the Plan. **Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.
During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

HON INDUSTRIES Inc. common stock
Fidelity Puritan Fund
Fidelity Investment Grade Bond Fund
Fidelity Blue Chip Growth Fund
Spartan U.S. Equity Index Fund
Janus Worldwide Fund
Baron Asset Fund
       Net depreciation in fair value of investments

$ 6,787,739 (5,697,443) 627,165 (17,170,810) (1,304,737) (6,643,464) (1,369,212) $ (24,770,762) ===========

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4.	NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	2001	2000
HON INDUSTRIES Inc. common stock Receivables: Employer Participant Net assets - Company Stock Fund	$ 88,263,606 5,772,947 44,441 $ 94,080,994 ===========	$ 80,591,372 6,737,180 59,997 $ 87,388,549 ==========

Changes in net assets of Company Stock Fund:
  Employer
  Participant
  Net appreciation in fair value
  Dividends
  Benefits paid to participants
  Expenses
  Transfers to participant-directed investment
  Reclassification to cash

	$ 5,811,403 875,593 6,787,741 1,618,775 (5,670,490) (50,673) (1,959,206) (720,698) $ 6,692,445 ==========
5.	GROUP ANNUITY CONTRACTS FOR TERMINATED PARTICIPANTS

A group annuity contract has been purchased to fund deferred retirement benefits of terminated employees. The contract, No. 53440, is held by Principal Financial Group and offers investments in a guaranteed fixed fund which guarantees all deposits against loss and guarantees an annual interest rate. The contract is valued at contract value because the contract is fully benefit responsive, which approximates fair market value as determined by Principal Financial Group. Contract value represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The average yield and crediting interest rate was approximately 8.37% for 2001.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 20, 1996, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Subsequently, the Plan has been amended and submitted to the IRS for a determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.	RELATED PARTY TRANSACTIONS

At December 31, 2001, the Plan held 3,192,174 shares of common stock of HON INDUSTRIES Inc., the sponsoring employer, with a cost basis of approximately $45 million. During the year ended December 31, 2001, the Plan recorded dividend income of $1.6 million from the Company common stock.

Certain Plan investments are shares of mutual funds and money market accounts managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $144,623 for the year ended December 31, 2001 and are included in administrative expenses on the statement of changes in net assets available for benefits.

9.	PLAN AMENDMENTS
Effective January 1, 2001, the Plan was amended and restated in order to comply with certain regulatory requirements. Significant changes included allowing employees to participate upon hire.
Effective January 1, 2002, the Plan was amended to allow participants to make voluntary pretax and after tax contributions of up to 20% of their compensation, subject to certain limitations.

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HON INDUSTRIES Inc. PROFIT-SHARING RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001
Identity of Issuer/Description of Investment	Cost**	Current Value
FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:

   CDC Financial Products Actively Managed Account
     (ACT) at 6.424%, CDC Financial Products Wrapper
   Monumental Life Insurance ACT at 6.419%,
     Monumental Life Insurance Wrapper
   Rabobank Nederland at 6.417%, Rabobank Nederland
     Wrapper
   UBS Ag ACT at 6.419%, UBS Ag Wrapper
   CDC Financial Products Bank Investment Contract
     (BIC) at 6.24%, maturing September 3, 2002
   New York Life Insurance Company Guaranteed
     Investment Contract (GIC) at 6.61%, maturing
     September 3, 2002
   Prudential Insurance Company of America GIC at
     7.17%, maturing May 1, 2002
          Total Fidelity Interest Income Fund

		$ 30,032,982 30,036,649 30,037,599 30,036,675 1,248,578 6,590,526 5,889,373 133,872,382
HON INDUSTRIES Inc. common stock*	$ 45,111,455	88,263,606
CASH AND CASH EQUIVALENTS		786,713

MUTUAL FUNDS:
   Fidelity Puritan Fund*
   Fidelity Investment Grade Bond Fund*
   Fidelity Blue Chip Growth Fund*
   Spartan U.S. Equity Index Fund
   Janus Worldwide Fund
   Baron Asset Fund
   Fidelity Institutional Money Market Fund

		76,986,648 23,534,534 72,926,612 7,948,143 17,857,254 6,092,447 8,569,822
GROUP ANNUITY CONTRACT: Principal Financial Group - Contract No. GA 53440		5,345,434
LOANS TO PARTICIPANTS (maturing from 2002 - 2018, with interest rates from 8.5% to 9.5%)*		6,036,035
Total assets held for investment purposes		$ 448,219,630 ==========
* Represents a party-in-interest to the Plan. **Cost not required for participant-directed investments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.
HON INDUSTRIES Inc. Profit-Sharing Retirement Plan
Date: June 19, 2002	By: /s/ Jerald K. Dittmer
Jerald K. Dittmer Vice President and Chief Financial Officer

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INDEPENDENT AUDITORS' CONSENT
HON INDUSTRIES Inc.:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HON INDUSTRIES Inc. on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of HON INDUSTRIES Inc. Profit-Sharing Retirement Plan, for the year ended December 31, 2001.

/s/ DELOITTE & TOUCHE LLP

Davenport, Iowa
June 14, 2002